SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2009

Commission File Number 001-32640

DHT MARITIME, INC.
(Translation of registrant’s name into English)

26 New Street
St. Helier, Jersey JE23RA
Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑

The press release issued by DHT Maritime, Inc. (the “Company”) on September 2, 2009 related to its results for the second quarter of 2009 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additionally, in response to a request from the Securities and Exchange Commission, the Company is refiling its credit agreement with The Royal Bank of Scotland (the “Credit Agreement” ) and Amendment No. 1 to the Credit Agreement, to include all attachments, schedules and exhibits to those agreements.  Attached hereto as Exhibit 10.1 is the Credit Agreement and attached as Exhibit 10.2 is Amendment No. 1 to the Credit Agreement.

EXHIBIT LIST

Exhibit	Description

10.1	Credit Agreement

10.2	Amendment No. 1 to Credit Agreement

99.1	Press Release dated September 2, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Maritime, Inc.
(Registrant)

Date: September 2, 2009	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer